SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(a)
               AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a).

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 6)

                              ROYAL PRECISION, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   780921-10-2
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                             Kenneth J. Warren, Esq.
                      5134 Blazer Parkway, Dublin, OH 43017
                                 (614) 766-1960
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 4, 2003
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 780921-10-2                13D                      Page 2 of 21 Pages

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1.   Names of Reporting Persons. Richard P. Johnston
     I.R.S. Identification Nos. of above persons (entities only).


--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                         [ ] (a)
                                                                         [X] (b)
--------------------------------------------------------------------------------
3.   SEC Use Only


--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)


--------------------------------------------------------------------------------
5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)                                                      [ ]

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization

     United States of America
--------------------------------------------------------------------------------
Number of       7.  Sole Voting Power
Shares              -0-
Beneficially        ------------------------------------------------------------
Owned by        8.  Shared Voting Power
Each                10,688,850
Reporting           ------------------------------------------------------------
Person With     9.  Sole Dispositive Power
                    -0-
                    ------------------------------------------------------------
               10.  Shared Dispositive Power
                    10,688,850
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     10,688,850(1)
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                                      [ ]

--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

     100%(2)
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)

     IN
--------------------------------------------------------------------------------

(1) All of the common stock, options, warrants and conversion rights in Royal Precision, Inc. (the "Issuer") previously owned by the "Continuing Stockholders" (defined in the Agreement and Plan of Agreement dated September 12, 2002 ("Merger Agreement") among the Issuer, Royal Associates, Inc. and RA Merger Sub, Inc. ("RA")) were exchanged on February 4, 2003 for shares of common stock, of Royal Associates, Inc. pursuant to the Merger Agreement. All other shares of the Issuer were converted in the Merger into the right to receive $0.10 cash per share except shares as to which stockholders may properly perfect dissenters rights of appraisal, as to which shares the holder may have the right to receive the appraised value in cash. In the Merger, all shares of the surviving corporation held by all Continuing Stockholders (which were acquired by Royal Associates, Inc. in the Merger) were converted into one share of capital stock of the Issuer. Richard P. Johnston ("RPJ") is a member of the executive committee of Royal Associates, Inc. as a result of which he may be deemed to share voting and investment power over, and therefore to beneficially own within the meaning of Rule 13d-3 under the Exchange Act, the capital stock of the Issuer owned by Royal Associates, Inc. RPJ disclaims beneficial ownership of all such stock of the Issuer in excess of the interest represented by the percentage of shares in Royal Associates, Inc. owned by (a) the Johnston Family Living Trust (the "Trust"), and (b) the Johnston Family Charitable Remainder Unitrust #3 (the "CRT") in excess of 13.6% of the aggregate of such Royal Associates, Inc. shares owned by the CRT.

(2) Based on a total of 10,688,850 shares outstanding on February 4, 2003 giving effect to the Merger following the conversion of all shares other than those held by the Continuing Stockholders and prior to conversion of those shares into one share of the Issuer.

CUSIP NO. 780921-10-2                13D                      Page 3 of 21 Pages

--------------------------------------------------------------------------------
1.   Names of Reporting Persons. Kenneth J. Warren
     I.R.S. Identification Nos. of above persons (entities only).


--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                         [ ] (a)
                                                                         [X] (b)
--------------------------------------------------------------------------------
3.   SEC Use Only


--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)


--------------------------------------------------------------------------------
5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)                                                      [ ]

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization

     United States of America
--------------------------------------------------------------------------------
Number of       7.  Sole Voting Power
Shares              -0-
Beneficially        ------------------------------------------------------------
Owned by        8.  Shared Voting Power
Each                -0-
Reporting           ------------------------------------------------------------
Person With     9.  Sole Dispositive Power
                    -0-
                    ------------------------------------------------------------
               10.  Shared Dispositive Power
                    -0-
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     -0-(3)
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                                      [ ]

--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

     -0-
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)

     IN
--------------------------------------------------------------------------------

(3) Mr. Warren disclaims beneficial ownership of all shares of the Issuer within the meaning of Section 13 of the Exchange Act.

CUSIP NO. 780921-10-2                13D                      Page 4 of 21 Pages

--------------------------------------------------------------------------------
1.   Names of Reporting Persons. Christopher A. Johnston
     I.R.S. Identification Nos. of above persons (entities only).


--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                         [ ] (a)
                                                                         [X] (b)
--------------------------------------------------------------------------------
3.   SEC Use Only


--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)


--------------------------------------------------------------------------------
5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)                                                      [ ]

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization

     United States of America
--------------------------------------------------------------------------------
Number of       7.  Sole Voting Power
Shares              -0-
Beneficially        ------------------------------------------------------------
Owned by        8.  Shared Voting Power
Each                10,688,850
Reporting           ------------------------------------------------------------
Person With     9.  Sole Dispositive Power
                    -0-
                    ------------------------------------------------------------
               10.  Shared Dispositive Power
                    10,688,850
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     10,688,850(4)
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                                      [ ]

--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

     100%(5)
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)

     IN
--------------------------------------------------------------------------------

(4) All of the common stock, options, warrants and conversion rights in the Issuer previously owned by the "Continuing Stockholders" (defined in the Merger Agreement) were exchanged on February 4, 2003 for shares of common stock, of Royal Associates, Inc. pursuant to the Merger Agreement. All other shares of the Issuer were converted in the Merger into the right to receive $0.10 cash per share except shares as to which stockholders may properly perfect dissenters rights of appraisal, as to which shares the holder may have the right to receive the appraised value in cash. In the Merger, all shares of the surviving corporation held by all Continuing Stockholders (which were acquired by Royal Associates, Inc. in the Merger) were converted into one share of capital stock of the Issuer. Christopher A. Johnston ("CAJ") is a member of the executive committee of Royal Associates, Inc. as a result of which he may be deemed to share voting and investment power over, and therefore to beneficially own within the meaning of Rule 13d-3 under the Exchange Act, the capital stock of the Issuer owned by Royal Associates, Inc. CAJ disclaims beneficial ownership of all such stock of the Issuer in excess of the interest represented by (a) the percentage of shares in Royal Associates, Inc. owned by CAJ (18.77%), and (b) one-half of the interest represented by the 3.6% of the shares in Royal Associates, Inc. owned by RIFL, LLC.

(5) Based on a total of 10,688,850 shares outstanding on February 4, 2003 giving effect to the Merger following the conversion of all shares other than those held by the Continuing Stockholders and prior to conversion of those shares into one share of the Issuer.

CUSIP NO. 780921-10-2                13D                      Page 5 of 21 Pages

--------------------------------------------------------------------------------
1.   Names of Reporting Persons. David E. Johnston
     I.R.S. Identification Nos. of above persons (entities only).


--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                         [ ] (a)
                                                                         [X] (b)
--------------------------------------------------------------------------------
3.   SEC Use Only


--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)


--------------------------------------------------------------------------------
5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)                                                      [ ]

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization

     United States of America
--------------------------------------------------------------------------------
Number of       7.  Sole Voting Power
Shares              -0-
Beneficially        ------------------------------------------------------------
Owned by        8.  Shared Voting Power
Each                -0-
Reporting           ------------------------------------------------------------
Person With     9.  Sole Dispositive Power
                    -0-
                    ------------------------------------------------------------
               10.  Shared Dispositive Power
                    -0-
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     -0-(6)
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                                      [ ]

--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

     -0-
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)

     IN
--------------------------------------------------------------------------------

(6) David E. Johnston disclaims beneficial ownership of all shares of the Issuer within the meaning of Section 13 of the Exchange Act.

CUSIP NO. 780921-10-2                13D                      Page 6 of 21 Pages

--------------------------------------------------------------------------------
1.   Names of Reporting Persons. Charles S. Mechem, Jr.
     I.R.S. Identification Nos. of above persons (entities only).


--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                         [ ] (a)
                                                                         [X] (b)
--------------------------------------------------------------------------------
3.   SEC Use Only


--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)


--------------------------------------------------------------------------------
5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)                                                      [ ]

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization

     United States of America
--------------------------------------------------------------------------------
Number of       7.  Sole Voting Power
Shares              -0-
Beneficially        ------------------------------------------------------------
Owned by        8.  Shared Voting Power
Each                -0-
Reporting           ------------------------------------------------------------
Person With     9.  Sole Dispositive Power
                    -0-
                    ------------------------------------------------------------
               10.  Shared Dispositive Power
                    -0-
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     -0-(7)
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                                      [ ]

--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

     -0-
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)

     IN
--------------------------------------------------------------------------------

(7) Charles S. Mechem, Jr. disclaims beneficial ownership of all shares of the Issuer within the meaning of Section 13 of the Exchange Act.

CUSIP NO. 780921-10-2                13D                      Page 7 of 21 Pages

--------------------------------------------------------------------------------
1.   Names of Reporting Persons. John C. Lauchnor
     I.R.S. Identification Nos. of above persons (entities only).


--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                         [ ] (a)
                                                                         [X] (b)
--------------------------------------------------------------------------------
3.   SEC Use Only


--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)


--------------------------------------------------------------------------------
5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)                                                      [ ]

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization

     United States of America
--------------------------------------------------------------------------------
Number of       7.  Sole Voting Power
Shares              -0-
Beneficially        ------------------------------------------------------------
Owned by        8.  Shared Voting Power
Each                10,688,850
Reporting           ------------------------------------------------------------
Person With     9.  Sole Dispositive Power
                    -0-
                    ------------------------------------------------------------
               10.  Shared Dispositive Power
                    10,688,850
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     -0-(8)
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                                      [ ]

--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

     100%(9)
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)

     IN
--------------------------------------------------------------------------------

(8) All of the common stock, options, warrants and conversion rights in the Issuer previously owned by the "Continuing Stockholders" (defined in the Merger Agreement) were exchanged on February 4, 2003 for shares of common stock, of Royal Associates, Inc. pursuant to the Merger Agreement. All other shares of the Issuer were converted in the Merger into the right to receive $0.10 cash per share except shares as to which stockholders may properly perfect dissenters rights of appraisal, as to which shares the holder may have the right to receive the appraised value in cash. In the Merger, all shares of the surviving corporation held by all Continuing Stockholders (which were acquired by Royal Associates, Inc. in the Merger) were converted into one share of capital stock of the Issuer. John C. Lauchnor ("JCL") is a member of the executive committee of Royal Associates, Inc. as a result of which he may be deemed to share voting and investment power over, and therefore to beneficially own within the meaning of Rule 13d-3 under the Exchange Act, the capital stock of the Issuer owned by Royal Associates, Inc. JCL disclaims beneficial ownership of all such stock of the Issuer in excess of the interest represented by the percentage of shares in Royal Associates, Inc. owned by JCL (0.65%).

(9) Based on a total of 10,688,850 shares outstanding on February 4, 2003 giving effect to the Merger following the conversion of all shares other than those held by the Continuing Stockholders and prior to conversion of those shares into one share of the Issuer.

CUSIP NO. 780921-10-2                13D                      Page 8 of 21 Pages

--------------------------------------------------------------------------------
1.   Names of Reporting Persons. Robert Jaycox
     I.R.S. Identification Nos. of above persons (entities only).


--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                         [ ] (a)
                                                                         [X] (b)
--------------------------------------------------------------------------------
3.   SEC Use Only


--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)


--------------------------------------------------------------------------------
5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)                                                      [ ]

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization

     United States of America
--------------------------------------------------------------------------------
Number of       7.  Sole Voting Power
Shares              -0-
Beneficially        ------------------------------------------------------------
Owned by        8.  Shared Voting Power
Each                -0-
Reporting           ------------------------------------------------------------
Person With     9.  Sole Dispositive Power
                    -0-
                    ------------------------------------------------------------
               10.  Shared Dispositive Power
                    -0-
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     -0-(10)
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                                      [ ]

--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

     -0-
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)

     IN
--------------------------------------------------------------------------------

(10) Mr. Jaycox disclaims beneficial ownership of all shares of the Issuer within the meaning of Section 13 of the Exchange Act.

CUSIP NO. 780921-10-2                13D                      Page 9 of 21 Pages

--------------------------------------------------------------------------------
1.   Names of Reporting Persons. Royal Associates, Inc.
     I.R.S. Identification Nos. of above persons (entities only).


--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                         [ ] (a)
                                                                         [X] (b)
--------------------------------------------------------------------------------
3.   SEC Use Only


--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)

     N/A
--------------------------------------------------------------------------------
5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)                                                      [ ]

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization

     Delaware
--------------------------------------------------------------------------------
Number of       7.  Sole Voting Power
Shares              -0-
Beneficially        ------------------------------------------------------------
Owned by        8.  Shared Voting Power
Each                10,688,850
Reporting           ------------------------------------------------------------
Person With     9.  Sole Dispositive Power
                    -0-
                    ------------------------------------------------------------
               10.  Shared Dispositive Power
                    10,688,850
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     10,688,850(11)
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                                      [ ]

--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

     100%(12)
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)

     CO
--------------------------------------------------------------------------------

(11) All of the common stock, options, warrants and conversion rights in the Issuer previously owned by the "Continuing Stockholders" (defined in the Merger Agreement) were exchanged on February 4, 2003 for shares of common stock, of Royal Associates, Inc. pursuant to the Merger Agreement. All other shares of the Issuer were converted in the Merger into the right to receive $0.10 cash per share except shares as to which stockholders may properly perfect dissenters rights of appraisal, as to which shares the holder may have the right to receive the appraised value in cash. In the Merger, all shares of the surviving corporation held by all Continuing Stockholders (which were acquired by Royal Associates, Inc. in the Merger) were converted into one share of capital stock of the Issuer.

(12) Based on a total of 10,688,850 shares outstanding on February 4, 2003 giving effect to the Merger following the conversion of all shares other than those held by the Continuing Stockholders and prior to conversion of those shares into one share of the Issuer.

CUSIP NO. 780921-10-2                13D                     Page 10 of 21 Pages

--------------------------------------------------------------------------------
1.   Names of Reporting Persons. Jayne Johnston
     I.R.S. Identification Nos. of above persons (entities only).


--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                         [ ] (a)
                                                                         [ ] (b)
--------------------------------------------------------------------------------
3.   SEC Use Only


--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)


--------------------------------------------------------------------------------
5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)                                                      [ ]

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization

     United States of America
--------------------------------------------------------------------------------
Number of       7.  Sole Voting Power
Shares              -0-
Beneficially        ------------------------------------------------------------
Owned by        8.  Shared Voting Power
Each                -0-
Reporting           ------------------------------------------------------------
Person With     9.  Sole Dispositive Power
                    -0-
                    ------------------------------------------------------------
               10.  Shared Dispositive Power
                    -0-
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     -0-(13)
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                                      [ ]

--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

     -0-
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)

     IN
--------------------------------------------------------------------------------

(13) Mrs. Johnston disclaims beneficial ownership of all shares of the Issuer within the meaning of Section 13 of the Exchange Act.

CUSIP NO. 780921-10-2                13D                     Page 11 of 21 Pages

--------------------------------------------------------------------------------
1.   Names of Reporting Persons. Johnston Family Charitable Remainder
                                 Unitrust #3
     I.R.S. Identification Nos. of above persons (entities only).

--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                         [ ] (a)
                                                                         [ ] (b)
--------------------------------------------------------------------------------
3.   SEC Use Only


--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)


--------------------------------------------------------------------------------
5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)                                                      [ ]

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization

     Indiana, United States of America
--------------------------------------------------------------------------------
Number of       7.  Sole Voting Power
Shares              -0-
Beneficially        ------------------------------------------------------------
Owned by        8.  Shared Voting Power
Each                -0-
Reporting           ------------------------------------------------------------
Person With     9.  Sole Dispositive Power
                    -0-
                    ------------------------------------------------------------
               10.  Shared Dispositive Power
                    -0-
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     -0-(14)
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                                      [ ]

--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

     -0-
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)

     OO
--------------------------------------------------------------------------------

(14) Johnston Family Charitable Remainder Unitrust #3 disclaims beneficial ownership of all shares of the Issuer within the meaning of Section 13 of the Exchange Act.

CUSIP NO. 780921-10-2                13D                     Page 12 of 21 Pages

--------------------------------------------------------------------------------
1. Names of Reporting Persons. Johnston Family Living Trust u/a dtd 4/11/94 I.R.S. Identification Nos. of above persons (entities only).


--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                         [ ] (a)
                                                                         [ ] (b)
--------------------------------------------------------------------------------
3.   SEC Use Only


--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)


--------------------------------------------------------------------------------
5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)                                                      [ ]

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization

     Wyoming, United States of America
--------------------------------------------------------------------------------
Number of       7.  Sole Voting Power
Shares              -0-
Beneficially        ------------------------------------------------------------
Owned by        8.  Shared Voting Power
Each                -0-
Reporting           ------------------------------------------------------------
Person With     9.  Sole Dispositive Power
                    -0-
                    ------------------------------------------------------------
               10.  Shared Dispositive Power
                    -0-
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     -0-(15)
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                                      [ ]

--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

     -0-
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)

     OO
--------------------------------------------------------------------------------

(15) Johnston Family Living Trust u/a dtd 4/11/94 disclaims beneficial ownership of all shares of the Issuer within the meaning of Section 13 of the Exchange Act.

CUSIP NO. 780921-10-2                13D                     Page 13 of 21 Pages

--------------------------------------------------------------------------------
1.   Names of Reporting Persons. Johnston Family Charitable Foundation
     I.R.S. Identification Nos. of above persons (entities only).


--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                         [ ] (a)
                                                                         [ ] (b)
--------------------------------------------------------------------------------
3.   SEC Use Only


--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)


--------------------------------------------------------------------------------
5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)                                                      [ ]

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization

     Wyoming, United States of America
--------------------------------------------------------------------------------
Number of       7.  Sole Voting Power
Shares              -0-
Beneficially        ------------------------------------------------------------
Owned by        8.  Shared Voting Power
Each                -0-
Reporting           ------------------------------------------------------------
Person With     9.  Sole Dispositive Power
                    -0-
                    ------------------------------------------------------------
               10.  Shared Dispositive Power
                    -0-
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     -0-(16)
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                                      [ ]

--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

     -0-
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)

     OO
--------------------------------------------------------------------------------

(16) Johnston Family Charitable Foundation disclaims beneficial ownership of all shares of the Issuer within the meaning of Section 13 of the Exchange Act.

ITEM 1. SECURITY AND ISSUER.

        Common Stock, par value $.001 per share
        Royal Precision, Inc., a Delaware corporation (the "Issuer") 535 Migeon Avenue
        Torrington, CT 06790


ITEM 2. IDENTITY AND BACKGROUND.

     (a) The Reporting Persons, Richard P. Johnston ("RPJ"); Kenneth J. Warren ("KJW"), Christopher A. Johnston ("CAJ"), David E. Johnston ("DEJ"), Charles S. Mechem, Jr. ("CSM"), John C. Lauchnor ("JCL"), Robert Jaycox ("RJ") and Royal Associates, Inc., a Delaware corporation ("RA"), filed their initial Schedule 13D dated March 28, 2002 (the "Original RA Schedule 13D"), as amended by Amendment No. 1 thereto dated April 19, 2002 ("Amendment No. 1"), Amendment No. 2 thereto dated June 18, 2002 ("Amendment No. 2"), Amendment No. 3 thereto dated August 12, 2002 ("Amendment No. 3"), Amendment No. 4 thereto dated August 30, 2002 ("Amendment No. 4"), and Amendment No. 5 thereto dated September 12, 2002 (such Original RA Schedule 13D as amended by Amendment No.1, Amendment No. 2, Amendment No. 3, Amendment No. 4 and Amendment No 5 thereto being referred to herein as the "Prior Amended RA Schedule 13D") pursuant to Regulation 13D-G of the General Rules and Regulations under the Act, and are filing this Amendment No. 6 for the purpose of reporting the consummation of an Agreement and Plan of Merger. The Prior Amended RA Schedule 13D, which is amended by this Amendment No. 6 as set forth herein, as so amended, is herein referred to as the "RA
Schedule 13D". Except as amended by this Amendment No. 6, the RA Schedule 13D remains in full force and effect. RPJ, Jayne Johnston, the Trust, the Foundation and CRT#3 (each of the Trust, the Foundation and CRT#3 identified elsewhere in Item 2 or Item 5) have previously filed a Report on Schedule 13D dated March 1, 2001, as amended by Amendment No. 1 thereto dated September 12, 2001; Amendment No. 2 thereto dated October 26, 2001, Amendment No. 3 thereto dated March 21, 2002 and Amendment No. 4 thereto dated March 28, 2002 (collectively, the "RPJ
Schedule 13D"). The RPJ Schedule 13D is updated and amended by information contained in the RA Schedule 13D. KJW has previously filed a Report on Schedule 13D dated February 22, 2002 (the "KJW Schedule 13D"). The KJW Schedule 13D is updated and amended by information with respect to KJW contained in the RA
Schedule 13D. CAJ has previously filed a Report on Schedule 13D dated September 20, 2000 as amended by Amendment No. 1 thereto dated September 12, 2001 and Amendment No. 2 thereto dated February 22, 2002 (collectively, the "CAJ Schedule 13D"). The CAJ Schedule 13D is updated and amended by information with respect to CAJ contained in the RA Schedule 13D. As a result of the Merger, KJW, DEJ, CSM, RJ, Jayne Johnston, the CRT, the Trust and the Foundation are no longer beneficial owners of 5% or more of the Issuer's stock within the meaning of
Section 13 of the Exchange Act and hereby withdraw as reporting persons, leaving only RPJ, CAJ, JCL and RA as persons or an entity which may be deemed to be Reporting Persons. The remaining Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of
Section 13(d)(3) of the Act, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that a group exists.

     (b) - (f) remains as reported in the Original RA Schedule 13D.

     The cover pages of Amendment No. 5 are hereby amended to change all ownership numbers to zero except those for RPJ, CAJ, CJL and RA as a result of the Merger described in Item 4.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Item 3 of the RA Schedule  13D remains as reported in the Prior  Amended RA
Schedule 13D.

ITEM 4. PURPOSE OF TRANSACTION.

     Item 4 of the RA Schedule 13D is amended to read in its entirety as follows:

          "On February 4, 2003, the merger provided for in the Agreement and Plan of Merger among Royal Precision, Inc., Royal Associates, Inc. and RA Merger Sub, Inc. dated September 12, 2002 was consummated, the Issuer became a wholly-owned subsidiary of Royal Associates, Inc., and all shares in the Issuer owned by the Continuing Stockholders (as defined in the Merger Agreement) were converted into shares of Royal Associates, Inc. pursuant to the terms of such Merger Agreement. All other shares of the Issuer were converted in the Merger into the right to receive $0.10 cash per share except shares as to which stockholders may properly perfect dissenters rights of appraisal, as to which shares the holder may have the right to receive the appraised value in cash. In the Merger, all shares of the surviving corporation held by Continuing Stockholders (which were acquired by Royal Associates, Inc. in the Merger) were converted into one share of capital stock of the Issuer. The Issuer has filed a certification and request with the Securities and Exchange Commission for termination of its public reporting obligations and of its registration under the Securities Exchange Act."

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     Item 5 is hereby amended to read in its entirety as follows as to RPJ, CAJ, JCL and RA and is deleted (as it is no longer applicable) as to any of the other former Reporting Persons:

     RPJ

     (a) (i) RPJ is a member of the executive committee of Royal Associates, Inc. as a result of which he may be deemed to share voting and investment power over, and therefore to beneficially own within the meaning of Rule 13d-3 under the Exchange Act, the capital stock of the Issuer owned by Royal Associates, Inc. RPJ disclaims beneficial ownership of all such stock of the Issuer in excess of the interest represented by the percentage of shares in Royal Associates, Inc. owned by (a) the Johnston Family Trust (the "Trust"), and (b) the Johnston Family Charitable Remainder Unitrust #3 (the "CRT") in excess of 13.6% of the aggregate of such Royal Associates, Inc. shares owned by the CRT.

     (ii) Percentage Beneficially Owned: 100%, based on a total of 10,688,850 shares outstanding on February 4, 2003 giving effect to the Merger following the conversion of all shares other than those held by the Continuing Stockholders and prior to conversion of those shares into one share of the Issuer.

     Item 5(b), with respect to RPJ, is hereby amended to read in its entirety as follows:

     "(b) Number of shares as to which RPJ has:

          (i)   Sole power to vote or to direct the vote: -0-

          (ii)  Shared power to vote or to direct the vote: 10,688,850

          (iii) Sole power to dispose or to direct the  disposition  of: -0-

          (iv)  Shared power to dispose or to direct the  disposition of:
                10,688,850"

     CAJ

     (a) (i) CAJ is a member of the executive committee of Royal Associates, Inc. as a result of which he may be deemed to share voting and investment power over, and therefore to beneficially own within the meaning of Rule 13d-3 under the Exchange Act, the capital stock of the Issuer owned by Royal Associates, Inc. CAJ disclaims beneficial ownership of all such stock of the Issuer in excess of the interest represented by (a) the percentage of shares in Royal Associates, Inc. owned by CAJ (18.77%), and (b) one-half of the interest represented by 3.6% of the shares in Royal Associates, Inc. owned by RIFL, LLC.

     (ii) Percentage Beneficially Owned: 100%, based on a total of 10,688,850 shares outstanding on February 4, 2003 giving effect to the Merger following the conversion of all shares other than those held by the Continuing Stockholders and prior to conversion of those shares into one share of the Issuer.

     Item 5(b), with respect to CAJ, is hereby amended to read in its entirety as follows:

     "(b) Number of shares as to which CAJ has:

          (i)   Sole power to vote or to direct the vote: -0-

          (ii)  Shared power to vote or to direct the vote: 10,688,850

          (iii) Sole power to dispose or to direct the  disposition  of: -0-

          (iv)  Shared power to dispose or to direct the  disposition of:
                10,688,850"

     JCL

     (a) (i) JCL is a member of the executive committee of Royal Associates, Inc. as a result of which he may be deemed to share voting and investment power over, and therefore to beneficially own within the meaning of Rule 13d-3 under the Exchange Act, the capital stock of the Issuer owned by Royal Associates, Inc. JCL disclaims beneficial ownership of all such stock of the Issuer in excess of the interest represented by the percentage of shares in Royal Associates, Inc. owned by JCL (0.65%).

     (ii) Percentage Beneficially Owned: 100%, based on a total of 10,688,850 shares outstanding on February 4, 2003 giving effect to the Merger following the conversion of all shares other than those held by the Continuing Stockholders and prior to conversion of those shares into one share of the Issuer.

     Item 5(b), with respect to JCL, is hereby amended to read in its entirety as follows:

     "(b) Number of shares as to which JCL has:

          (i)   Sole power to vote or to direct the vote: -0-

          (ii)  Shared power to vote or to direct the vote: 10,688,850

          (iii) Sole power to dispose or to direct the disposition of: -0-

          (iv)  Shared power to dispose or to direct the  disposition of:
                10,688,850"

     RA

     (a) (i) RA holds all of the capital stock of the Issuer.

     (ii) Percentage Beneficially Owned: 100%, based on a total of 10,688,850 shares outstanding on February 4, 2003 giving effect to the Merger following the conversion of all shares other than those held by the Continuing Stockholders and prior to conversion of those shares into one share of the Issuer.

     Item 5(b), with respect to RA, is hereby amended to read in its entirety as follows:

     "(b) Number of shares as to which RA has:

          (i)   Sole power to vote or to direct the vote: -0-

          (ii)  Shared power to vote or to direct the vote: 10,688,850

          (iii) Sole power to dispose or to direct the disposition of:-0-

          (iv)  Shared power to dispose or to direct the disposition of:
                10,688,850"

     (c) As to each of RPJ, CAJ, JCL and RA, see Item 4 and the Schedule 13E-3, as amended, filed by, among others, the Reporting Persons.

     (d) Not applicable.

     (e) Each of KJW, DEJ, CSM, RJ, the Trust, Jayne Johnston, the CRT and the Foundation ceased to be the beneficial owner of more than 5% of the Issuer's common stock on February 4, 2003.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Item 6 of the RA Schedule  13D remains as reported in the Prior  Amended RA
Schedule 13D.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

     None.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        February 4, 2003
                                        ----------------------------------------
                                        (Date)

                                        RICHARD P. JOHNSTON

                                        /s/ Richard P. Johnston
                                        ----------------------------------------
                                        (Signature)

                                        Kenneth J. Warren
                                        ----------------------------------------

                                        February 4, 2003
                                        ----------------------------------------
                                        (Date)

                                        /s/ Kenneth J. Warren
                                        ----------------------------------------

                                        Kenneth J. Warren
                                        ----------------------------------------

                                        February 4, 2003
                                        ----------------------------------------
                                        (Date)

                                        CHRISTOPHER A. JOHNSTON*

                                        By: /s/ Kenneth J. Warren
                                            ------------------------------------

*Kenneth J. Warren, attorney-in-fact pursuant to power of attorney signed by Christopher A. Johnston dated March 28, 2002, previously filed with the Original RA Schedule 13D

                                        February 4, 2003
                                        ----------------------------------------
                                        (Date)

                                        DAVID E. JOHNSTON

                                        By: /s/ David E. Johnston
                                            ------------------------------------

                                        February 4, 2003
                                        ----------------------------------------
                                        (Date)

                                        CHARLES S. MECHEM, JR.*

                                        By: /s/ Kenneth J. Warren
                                            ------------------------------------

*Kenneth J. Warren, attorney-in-fact pursuant to power of attorney signed by Charles S. Mechem, Jr. dated March 28, 2002, previously filed with the Original RA Schedule 13D

                                        February 4, 2003
                                        ----------------------------------------
                                        (Date)

                                        JOHN C. LAUCHNOR*

                                        By: /s/ Kenneth J. Warren
                                            ------------------------------------

*Kenneth J. Warren, attorney-in-fact pursuant to power of attorney signed by John C. Lauchnor dated March 28, 2002, previously filed with the Original RA
Schedule 13D

                                        February 4, 2003
                                        ----------------------------------------
                                        (Date)

                                        ROBERT JAYCOX*

                                        By: /s/ Kenneth J. Warren
                                            ------------------------------------

*Kenneth J. Warren, attorney-in-fact pursuant to power of attorney signed by Robert Jaycox dated March 28, 2002, previously filed with the Original RA
Schedule 13D

                                        February 4, 2003
                                        ----------------------------------------
                                        (Date)

                                        ROYAL ASSOCIATES, INC.


                                        By: /s/ Kenneth J. Warren
                                            ------------------------------------
                                            Kenneth J. Warren, Secretary


                                        February 4, 2003
                                        ----------------------------------------
                                        (Date)

                                        JAYNE JOHNSTON

                                        /s/ Jayne Johnston
                                        ----------------------------------------
                                        (Signature)


                                        February 4, 2003
                                        ----------------------------------------
                                        (Date)

                                        JOHNSTON FAMILY CHARITABLE REMAINDER
                                        UNITRUST #3

                                        By: /s/ Richard P. Johnston
                                            ------------------------------------
                                            Richard P. Johnston


                                        February 4, 2003
                                        ----------------------------------------
                                        (Date)

                                        JOHNSTON FAMILY LIVING TRUST U/A DTD
                                        4/11/94

                                        By: /s/ Richard P. Johnston
                                            ------------------------------------
                                            Richard P. Johnston


                                        February 4, 2003
                                        ----------------------------------------
                                        (Date)

                                        JOHNSTON FAMILY CHARITABLE FOUNDATION

                                        By: /s/ David E. Johnston
                                            ------------------------------------
                                            David E. Johnston, President